August 5, 2025

Securities and Exchange Commission

100 F. Street, NW

Washington, DC 20549

Attention: Filing Desk

Attention: Ms. Hodan Siad, Esq.

Mr. Arthur Sandel, Esq.

RE:	First National Funding LLC
First National Master Note Trust
Amendment No. 1 to
Form SF-3 Registration Statement
File Nos. 333-288012 and 333-288012-01

Ladies and Gentlemen:

First National Funding LLC, in its capacity as depositor for First National Master Note Trust, hereby requests that the effective date of the above-referenced amendment to the registration statement be accelerated to 4:00 pm (EDT) on August 8, 2025, or as soon as practicable thereafter.

Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (402) 602-7997.

Sincerely,

FIRST NATIONAL FUNDING LLC

By:	FIRST NATIONAL FUNDING CORPORATION, Managing Member

By:	/s/ Anthony R. Cerasoli
Name: Anthony R. Cerasoli
Title: President